Exhibit (a)(1)(vii)

BLACKSTONE ALTERNATIVE ALPHA FUND

c/o Blackstone Alternative Asset Management L.P.

345 Park Avenue, 29th Floor

New York, New York 10154

June 28, 2013

Dear Shareholder:

This letter is in reference to the shareholder documents distributed on June 28, 2013 relating to the September 30, 2013 tender offer (the “Offer Documents”). The Offer Documents stated that the estimated net asset value of the Shares as of the close of business on May 31, 2013 was $1,052.32, when in fact it was $1,099.87. Accordingly, the last paragraph of section 2 (Offer to Purchase and Price) of the Summary Term Sheet is replaced with the following:

As of the close of business on May 31, 2013, there were approximately 229,003 Shares issued and outstanding, with an estimated net asset value per share of $1,099.87. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer by contacting the Administrator at (888) 386-9490, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

If you have any questions about the Offer Documents or Blackstone Alternative Alpha Fund, please call (888) 386-9490.

Sincerely,

Blackstone Alternative Alpha Fund